January 23, 2009

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler, Assistant Director
Mr. Bryan Pitko, Attorney

Discovery Laboratories, Inc. —
Registration Statement on Form S-3 (SEC File No. 333-156237; filed December 17, 2008);

Dear Messrs. Riedler and Pitko:

On behalf of Discovery Laboratories, Inc. (the “Company”), we are transmitting for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”).  We are also submitting a hard copy of this letter and a marked version of Amendment No.1 to show the changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2008, to the staff of the Division of Corporation Finance (the “Staff”).  We are filing Amendment No. 1 in response to the comments of the Staff contained in your letter to the Company dated January 9, 2009 (the “Comment Letter”), regarding the Registration Statement.  For the convenience of the Staff, we have restated the contents of the Comment Letter and responded to the comments in the order set forth therein.  Page references in the text of this letter correspond to the page numbers of the Prospectus contained in Amendment No. 1.

Registration Statement on Form S-3 (SEC File No. 333-156237)

Comment 1.  Please disclose the percentage of your outstanding securities that the shares being registered for resale represent in the forepart of your registration statement.

Response:  In response to Comment 1 of the Comment Letter, the Company has revised the Registration Statement through Amendment No.1 to disclose in the forepart of the Registration Statement that the 15,675,000 shares being registered for resale represent 15.4% of the Company’s shares of common stock that were issued and outstanding on January 20, 2009.

Mr. Jeffrey Riedler
Mr. Bryan Pitko
January 23, 2009

Comment 2.  Please revise your registration statement to disclose that Kingsbridge's obligations under the common stock purchase agreement are not transferable and that the registration statement does not cover sales by transferees of Kingsbridge.

Response:  In response to Comment 2, the Company has revised the Registration Statement such that the description of the transaction now includes the following disclosure (see page 2):

The obligations of Kingsbridge under the Common Stock Purchase Agreement to purchase shares of our common stock may not be transferred and the registration statement does not cover sales of such shares by transferees of Kingsbridge.  The rights of Kingsbridge to purchase shares of our common stock under the Warrant may not be assigned or transferred except, under certain conditions, to an affiliate of Kingsbridge.  If the Warrant is transferred to an affiliate of Kingsbridge, the registration statement will cover sales of any shares of our common stock that we issue to such affiliate of Kingsbridge under the Warrant, but will not cover resale of shares of our common stock by transferees of such affiliate of Kingsbridge.

Comment 3.  Please expand your disclosure in the prospectus to discuss the likelihood that you will receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the agreement. If you are not likely to receive the full amount, please explain why you and Kingsbridge chose the $25,000,000 amount of the equity line.

Response:  In response to Comment 3, to address the likelihood of the Company’s need to access the full $25,000,000 amount of the Committed Equity Financing Facility (“CEFF”), the Company has expanded its disclosure to include a discussion of the Company’s ongoing plans to use equity and debt financing, including the use of equity lines, to fund its operating activities.  To address the Company’s likelihood of receiving the full amount potentially available under the CEFF, the Company has re-iterated that, because of the minimum pricing conditions and other restrictions that apply, as well as the fluctuations in the price of the Company’s stock price, the Company may not be able to fully draw down the new CEFF.  See page 3, which includes the following added disclosure:

Mr. Jeffrey Riedler
Mr. Bryan Pitko
January 23, 2009

We have no operating revenues and have funded our activities primarily through the issuance of equity securities, debt and equipment financing facilities.  From time to time, when and to the extent available in the past, we used our CEFFs to support our working capital needs and to maintain cash availability.  Recently, minimum price conditions have precluded our accessing the Prior CEFFs.  We entered into the New CEFF because we were concerned that we may be unable to adequately fund our activities in the current difficult market environment.  If we are unable to secure funding through CEFF draw downs or other means, such as financings, business alliances, development partnerships or other similar opportunities, we may have to reduce significantly the scope of, or discontinue, our planned research, development and manufacturing activities, which could significantly harm our financial condition and operating results.  We believe that we may support execution of our business plan activities by exercising our right to draw down amounts under the New CEFF (and potentially the Prior CEFFs), when and to the extent available, when we believe that sales of stock under the CEFF provide an appropriate means of raising capital.  There can be no assurance, however, that we will be able to raise sufficient capital to fund our planned activities when needed.  Nor, in light of the minimum price conditions, can there be any assurance that we will issue all of the 15 million shares that are available for issuance under the New CEFF.  In addition, to draw down the total dollar amount available under the New CEFF, if we were to issue all 15 million shares, the average purchase price per share for the shares of common stock issued in all draw downs under the New CEFF taken in the aggregate would have to equal at least $1.67 ($25 million divided by 15 million shares).  As the closing price of our common stock on January 20, 2009 was $1.12, even if we issue all 15 million shares that are available for issuance under the New CEFF, there can be no assurance that we will succeed in drawing down an aggregate of $25 million under the New CEFF.

In addition, the Company notes that the Registration Statement incorporates by reference the Company’s periodic and quarterly filings that provide in-depth disclosure regarding the Company’s most recent business plans, liquidity, operating cash needs and uses of available financing, including the CEFF.

Comment 4.  Please fully discuss any securities or cash paid to Kingsbridge in order to enter into the common stock purchase agreement and any additional fees or commissions payable at the time the shares are put to Kingsbridge. Specifically, please disclose whether the warrants issued to Kingsbridge were provided as consideration for their entry into the common stock purchase agreement.

Response:  In response to Comment 4, the Company has revised the Registration Statement to more specifically disclose that, as consideration for the execution and delivery of the common stock purchase agreement, the Company issued a warrant to purchase 675,000 shares of the Company’s common stock.  See page 2 of Amendment No. 1.  The Company has also clarified that no fees or commissions are payable to Kingsbridge under the common stock purchase agreement in connection with the settlement of a draw down.  See page 3.

Mr. Jeffrey Riedler
Mr. Bryan Pitko
January 23, 2009

In addition, the Plan of Distribution section of the Registration Statement includes the following disclosure with respect to fees and expenses required to be paid by the Company (see page 29):

We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as certain fees of counsel for the selling stockholder incurred in the preparation of the CEFF agreements and the registration statement of which this prospectus forms a part.  The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Comment 5.  Please enhance the description of your past transactions with Kingsbridge. In particular, please describe the impact that these transactions have had on the market price of the company's stock.

Response:  In response to Comment 5, the Company has revised the Registration Statement to include enhanced discussions of the Company’s past CEFF transactions with Kingsbridge.  See pages 2, 5 and 6.

To address the Commission’s request that the Company describe the impact of the transactions on the market price of the Company’s stock, the Company added disclosure as follows (see page 5):

Although the number of shares of common stock that stockholders presently own will not decrease, these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to Kingsbridge.  Such dilution may result in a decrease in the market value of our common stock.  Based on a review of the market price of our common stock following draw downs under the Prior CEFFs, we cannot reliably predict what effect, if any, draw-downs under the New CEFF will have on the market value of our common stock.  However, if we draw down amounts under the New CEFF when our share price is decreasing, we will need to issue more shares to raise the same draw-down amount than if our stock price was higher.  Such issuances will have a dilutive effect and may further decrease our stock price.  See, Risk Factors — “Our Committed Equity Financing Facilities may have a dilutive impact on our stockholders”.

Existing disclosure in the Company’s risk factors also discuss, among other things, that (i) a draw down under the CEFFs results in dilution of stockholder interests, (ii) draw downs in declining markets may cause a stock price decrease and may increase the dilutive effect of a draw down, (iii) sales by Kingsbridge may result in a decrease in the Company’s stock price, and (iv) the perceived risk of dilution from sales by Kingsbridge may cause sales, including short sales, resulting in a declining stock price (see pages 16-17).

Mr. Jeffrey Riedler
Mr. Bryan Pitko
January 23, 2009

It should be noted, however, that the Company cannot reliably separate the impact of CEFF draw downs on its market price from other factors that may be affecting its stock price at any given time.  In the Company’s experience, CEFF draws are not consistently followed by a predictable change in stock price.  Rather, the Company has observed that, following a CEFF draw, the price may remain stable, may increase, or may decrease.

Comment 6.  Please expand your risk factors to discuss the likelihood that you will have access to the full amount under the equity line.

Response:  In response to Comment 6, the Company has revised the Registration Statement to add the following discussion to its risk factors (see page 16):

We currently expect to consider supporting our activities by exercising our right to draw down amounts under the New CEFF and the Prior CEFFs, if available, when we believe that sales of stock under a CEFF provide an appropriate means of raising capital.  However, if conditions, including minimum price limitations, under a CEFF are not met, we may be unable to raise sufficient capital to execute our business strategy.  There can be no assurance, that we will be able to utilize the CEFFs to raise sufficient capital to fund our planned activities when needed.  Nor can there  be any assurance that we will issue all of the 15 million shares that are available under the New CEFF or the remaining shares that are available under the Prior CEFFs.  In addition, if the market value of our common stock does not increase over time, even if we issue all shares available for issuance under the New CEFF and Prior CEFFs, there can be no assurance that we will succeed in drawing down an aggregate $25 million under the New CEFF or the balance of funds that are available under the Prior CEFFs.

The Company has also added the sentence underlined below to the risk factor that discusses CEFF dilution (see page 17):

If we are unable to meet the conditions provided under the CEFFs, we may not be able to issue any portion of the shares potentially available for issuance for future financings, subject to the terms and conditions of the CEFFs.  Moreover, even if we are able to issue all shares available for issuance, if the VWAP of our common stock during any CEFF draw is at or near the minimum price requirement, we may be unable to realize the full dollar value potentially available under each CEFF.

Mr. Jeffrey Riedler
Mr. Bryan Pitko
January 23, 2009

***

If the proposed changes to the Registration Statement are acceptable, we expect to seek to have the Registration Statement declared effective by the Commission as soon as practicable, and will submit an appropriate request to do so once the comments are cleared or the Staff indicates that we may do so.

In addition, please note that the Company has authorized us to inform you that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to the disclosure in response to Staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to contact me ((212) 277-6686) or my colleague, Stuart J. van Leenen ((212) 277-6590), should you wish to discuss any matter further.

Very truly yours,

/s/ Ira L. Kotel
Ira L. Kotel
(212) 277-6686
koteli@dicksteinshapiro.com

Copy to:

David L. Lopez, CPA, Esq.
Executive Vice President, General Counsel
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, PA  18976